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                    October 7, 2022

       Juanzi Cui
       Chief Executive Officer
       MakingORG, INC.
       385 S. Lemon Avenue #E 301
       Walnut, CA 91789

                                                        Re: MakingORG, INC.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55260

       Dear Juanzi Cui:

              We issued comments on the above captioned filing on August 15, 2022. On September
       14, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing